CUSIP No. 88032L209	13D	Page 1 of 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tenax Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

Declan Doogan 16 Hammock Beach Court Palm Coast, Florida 32137 (860) 501-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2021
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88032L209	13D	Page 2 of 4

1.		Names of Reporting Persons Declan Doogan
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.
Number OfSharesBeneficiallyOwned ByEachReportingPerson With	7.	Sole Voting Power 3,070,000
	8.	Shared Voting Power 567,871
	9.	Sole Dispositive Power 2,706,205
	10.	Shared Dispositive Power 567,871
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,637,871
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 14.44%(1)
14.		Type of Reporting Person IN

 (1) This percentage is based on 25,201,312 shares of common stock of the Issuer outstanding as of August 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 2021.

CUSIP No. 88032L209	13D	Page 3 of 4

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D amends the Schedule 13D, dated June 22, 2021, with respect to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Tenax Therapeutics, Inc., a Delaware corporation (the “Issuer”). Except as expressly amended below, the Schedule 13D, dated June 22, 2021, remains in effect.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

This Amendment is being filed in connection with a gift of 567,871 shares of Common Stock on June 30, 2021 by Dr. Doogan to fund the Declan Doogan 2021 GRAT DTD 03-04-2021 (the “Trust”). Dorothy Doogan, Dr. Doogan’s wife, is the trustee of the Trust. Per the terms of the Trust, during its term the Trust must make annuity payments to Dr. Doogan which will be accomplished by transferring shares of Common Stock back to Dr. Doogan.

Item 5. Interest in Securities of the Issuer

Following Dr. Doogan’s gift to the Trust, as described above, he is the beneficial owner of 3,637,871 shares of Common Stock (or 14.44% based on 25,201,312 shares outstanding on August 12, 2021), consisting of (i) 3,070,000 shares held of record by him, and (ii) 567,871 shares held of record by the Trust, for which Mrs. Doogan, as trustee, has voting and investment control and for which he is deemed to share voting and investment control with Mrs. Doogan. Dr. Doogan disclaims beneficial ownership of the shares of Common Stock held by the Trust except to the extent of his pecuniary interest therein.

The only transaction by Dr. Doogan in the securities of the Issuer in the 60 days preceding the filing of this Amendment No. 1 was the gift of shares of Common Stock to the Trust, as discussed above.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2021	By:	/s/ Declan Doogan
Declan Doogan, M.D.